ASSET PURCHASE AND SOFTWARE LICENSE AGREEMENT


        THIS ASSET PURCHASE AND SOFTWARE LICENSE AGREEMENT (the
"Agreement"), dated as of February 7, 1997, is made and entered into by and between WASATCH EDUCATION SYSTEMS CORPORATION, a Utah corporation (the "Seller"), and WASATCH INTERACTIVE LEARNING CORPORATION, a Utah corporation (the "Buyer").

                           WITNESSETH:

         WHEREAS, the parties hereto desire that Seller sell to Buyer and Buyer buy from Seller certain of the assets of Seller as more fully described herein; and

         WHEREAS, the parties hereto desire that Seller license to Buyer and Buyer license from Seller certain intellectual property of Seller as more fully described herein;

         NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements hereinafter contained, the parties hereto hereby agree as follows:

1.       DEFINITIONS.

          As used in this Agreement, the following terms shall have the following meanings:

          Accounts Receivable shall mean all accounts and notes receivable of Seller, and all other entitlements to payment arising out of or otherwise relating to the Business, existing on the Closing Date including, without limitation, those described in Schedule 5.7.

         Affiliate shall mean, with respect to any Person, any Person directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with, such other Person.

         Agreement shall mean this Agreement and all of its Exhibits and Schedules.

         Assumed Liabilities shall mean the liabilities related to the Business which Buyer is expressly assuming pursuant to the provisions of
Section 4.1 below, but excluding the Retained Liabilities specifically identified in Section 4.1 below and any other Liabilities of Seller not specifically identified as Assumed Liabilities in Section 4.1 below.

         Bids shall mean all outstanding bids and proposals of Seller with respect to the Business, and shall include Government Bids.

         Business Day shall mean days other than Saturdays, Sundays, and other legal holidays or days on which banks in Salt Lake City are required or permitted by law to be closed.

         Business shall mean the Education Market business conducted by Seller prior to the Closing Date.

         Cash and Deposits shall mean all cash, bank deposits, and cash equivalents of Seller relating to the Education Market as of the Closing Date.

         Closing Date shall mean the date on which the Closing takes place and shall be the date on which the Cash Consideration referred to in section 4.1 is paid by Buyer, but not later than February 14, 1997.

         Code shall mean the Internal Revenue Code of 1986, as amended.

         Contracts shall mean, collectively, the Purchase Orders, Sales Orders, Government Contracts, and Other Contracts.

         Education Market shall mean the following markets for standalone products (program resides and runs on one workstation only), networked products(program runs on more than one workstation concurrently, with multiple workstations connected to a common server), and products delivered via the Internet: (i) preschool education institutions, facilities, and programs, both public and private; (ii) K-12 education institutions, facilities, and programs, both public and private; (iii) juvenile and adult basic education institutions, facilities, and programs, both public and private; (iv) correctional facilities and corporate sites; (v) post-secondary educational institutions, facilities, and programs, including vocational schools and community colleges; (vi) individuals or parents of minor students, provided the sales are made through educational institutions, facilities, or programs (as opposed to retail sales); and (vii) organizations directly affiliated with the above education institutions, such as PTAs.

         Education Market License shall mean the license agreement attached hereto as Exhibit D pursuant to which Seller has agreed to license to Buyer, and Buyer has agreed to license from Seller, the Licensed Programs.

         Equipment shall mean all of the office equipment, computers, audio and video equipment, duplication equipment, furniture, trade show equipment and displays, fixtures and leasehold improvements, bins, racks, displays, demonstration discs, audio and video tapes, and other personal property owned or leased by Seller and used in the Business on the Closing Date including, without limitation, the items set forth in
Schedule 5.6.

         Excluded Property shall mean the Licensed Programs and Intellectual Property, which are being licensed to Buyer under the Education Market License, and the capitalized development costs, net operating losses, and other tax benefits which are not being sold to Buyer.

         Exclusivity Period means a period of one (1) year from the Closing Date; provided, however, that the Exclusivity Period may be extended upon payment of certain minimum royalties by Buyer to Seller pursuant to the Education Market License as follows:

Minimum Royalty       Payment Dates         New Exclusivity
---------------       -------------             Period
                                            ---------------


$500,000            1st License Year        Two (2) License Years
$500,000            2nd License Year      Three (3) License Years
$500,000            3rd License Year       Four (4) License Years
$500,000            4th License Year       Five (5) License Years

         Files and Records shall mean those files and records of Seller relating to the Business, whether in hard copy or magnetic format, including without limitation the following: customer and vendor lists, customer and supplier files, advertising materials and signs (including copy, artwork, and photographic negatives or plates), correspondence, equipment maintenance records, equipment warranty information, equipment drawings, trade secrets and customer specifications, correspondence with federal, state, and local governmental agencies relating to the Business, and all other files and records of Seller related to the Business.

         Government Bid shall mean any outstanding quotation, bid, or proposal submitted by Seller (but only with respect to the Business) to
(i) the Government, (ii) any proposed prime contractor of the Government, or (iii) any contractor proposing to perform work or provide services or products to be eventually used or employed by, or sold or transferred to, the Government or any proposed prime contractor of the Government.

         Government Contracts shall mean any prime contracts, subcontracts, teaming agreements or arrangements, joint ventures, basic ordering agreements, letter contracts, purchase orders, delivery orders, change orders, arrangements, or other agreements of any kind, including all amendments, modifications, and options thereunder or relating thereto, proposed or performed solely by the Business, between Seller and any of (i) the Government, (ii) any prime contractor of the Government, or (iii) any contractor proposing to perform work or provide services or products to be eventually used or employed by, or sold or transferred to, the Government or any proposed prime contractor of the Government currently in force.

         Government shall mean any agency, division, subdivision, audit group, or procuring office of the United States federal government, any state or local government, or any foreign government, including the employees or agents thereof.

         Home Market shall mean end users who are not in the Education Market and who purchase products through channels other than the Education Market. Such other channels shall include direct Internet channels, retail or off-the-shelf channels, and direct sales channels, including, without limitation, mail order.

         Intangible Assets shall mean all intangible personal property rights, other than Intellectual Property, related to the Business, including without limitation all choses in action relating thereto, the tradename "Wasatch Education Systems Corporation" and all goodwill of Seller relating to the Business, other than the good will associated with the Licensed Tradenames (as defined in the Tradename License).

         Internet shall mean distribution or delivery over a wide area network using electronic data communications technology as presently implemented in the Internet or as hereafter designed for use in conjunction with telephone, cable, wireless, or other types of data transmission systems.

         Intellectual Property shall mean all copyrights, registered or unregistered, trademarks, trade names, service marks, trade secrets, know-how, inventions and other intellectual property rights in the Licensed Programs which Seller owns or possesses the rights to use, license, or distribute.

         Inventory shall mean all the finished goods, raw materials, work in progress other than Intellectual Property, inventoriable supplies, owned by Seller on the Closing Date for use in the Business.

         Liability shall mean, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable, or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person.

         Licenses and Permits shall mean all licenses, permits, franchises, authorizations, and approvals issued or granted by the United States, any state or local government, any foreign national or local government, or any department, agency, board, commission, bureau, regulatory authority, or instrumentality of any of the foregoing to Seller and related exclusively to the Business.

         Licensed Programs shall mean the computer programs, multimedia materials, and print materials for all products and services heretofore sold and provided by Seller to the Education Market, including but not limited to the software and courseware titles listed or described as Licensed Programs on Schedule 1.0 attached hereto, together with all lesson content, graphics and sound files, management systems, interfaces, authoring tools, templates, development engines, utilities, development and testing tools, and related technologies, trade secrets, know-how, inventions, copyrights, and intellectual properties. Licensed Programs also include the Third Party Courseware listed or described on
Schedule 1.0.

         Lien shall mean any mortgage, lien, pledge, charge, security interest or encumbrance of any kind except for (i) liens for current taxes or assessments not yet due or payable, (ii) worker's, mechanics', suppliers', carriers', warehousemen's, materialmen's, or repairmen's liens and similar liens arising in the ordinary course of business, and
(iii) pledges or deposits in connection with worker's compensation, unemployment insurance and other social security legislation.

         Losses shall have the meaning ascribed in Section 12.1.

         Management Group means Barbara Morris, Carol Hamil, and Ralph Brown, who have served as the senior management team of Seller for the three (3) year period immediately prior to the Closing Date.

         Other Contracts shall mean, (but only as they relate to the Business), all currently effective Equipment leases, indentures, loan agreements (but specifically excluding Retained Liabilities, as defined in Section 4.1 below), security agreements, agency and representation agreements, partnership or joint venture agreements, license agreements, service contracts, employment, commission, and consulting agreements, suretyship contracts, letters of credit, reimbursement agreements, distribution agreements, contracts or commitments limiting or restraining Seller with respect to the Business from engaging or competing in any lines of business or with any person, firm or corporation, documents granting the power of attorney with respect to the Business, agreements not made in the ordinary course of business of the Business, options to purchase any assets or property rights of the Business, working capital maintenance or other form of guaranty agreements specifically related to the Business, contracts awarded to Seller pursuant to any Bids and all other agreements to which Seller is a party and which are specifically related to the operation of the Business, but excluding all agreements not specifically related to the Business, as well as Government Contracts, the lease for the Salt Lake Facility, Purchase Orders, Sales Orders, and severance pay plans.

         Person shall mean any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, unincorporated organization, Government, or other entity.

         Purchase Orders shall mean all of Seller's outstanding purchase orders, contracts or other commitments to suppliers of goods and services for materials, supplies, or other items utilized in the Business which have not been furnished or supplied prior to the Closing Date.

         Purchased Property shall mean the Accounts Receivable, Bids, Cash and Deposits, Contracts, Equipment, Files and Records, Intangible Assets, Inventory, Licenses and Permits (to the extent transferable by Seller), Third Party Software, the Salt Lake Facility office lease, and any other assets of Seller related to the Business on the Closing Date (including, without limitation, all assets reflected on Schedules with additions thereto (net of dispositions in the ordinary course of business) and includes all of the tangible and intangible assets (other than the Licensed Programs and Intellectual Property) of Seller used in the Business or related thereto.

         Royalty Period shall mean the period of time following the Closing Date during which Buyer is obligated to pay royalties to Seller under the Education Market License.

         Sales Orders shall mean all of Seller's sales orders, contracts or other commitments to provide goods and services to Seller's customers in the Education Market.

         Salt Lake Facility shall mean the approximately 8,381 square feet of office space and related rights presently leased by Seller at 5250 South 300 West, Suite 101, Salt Lake City, Utah 84107, pursuant to a Lease dated as of April 1, 1996.

         Sell or sale, when used in the context of Licensed Programs, Third Party Courseware, Licensor Derivative Works, and Licensee
Derivative Works, means sale of a non-exclusive sublicense to an end user to use the same in object code.

         Seller's Accountant shall means Arthur Andersen, L.L.P.

         Seller's Knowledge shall mean the collective actual knowledge, based on actual inquiry (if any inquiry was actually so conducted), of Greg George, Jeff Keimer, and Carolyn Poe.

         Tax or Taxes shall mean, for all purposes of this Agreement, all taxes (including, without limitation, excise taxes, ad valorem taxes, sales taxes, and transfer taxes and fees) and other Governmental charges of any nature imposed upon a Person, including without limitation, all taxes or Governmental charges of any nature imposed upon any of the properties, tangible or intangible assets, income, receipts, payrolls, transactions, stock transfers, capital, net worth or franchises of a Person (including, without limitation, all sales, use, withholding, or other taxes which a Person is required to collect and/or pay over to any Government), and all additions to tax, penalties, or interest paid or payable which relate in any way to such taxes and other Governmental charges, or any assessment or collection thereof.

         Third Party Software shall mean third party software programs, development tools, and utilities used in the Business, including without limitation all word processing, spreadsheet, database, graphics and desktop publishing, project management, product testing and authoring programs, and other off-the-shelf programs which are not sublicensed by Seller to the Education Market. Third Party Software does not include Third Party Courseware.

         Third Party Courseware shall mean the proprietary computer programs, utilities and tools, and related documentation, owned by third parties and licensed to Seller for commercial distribution into the Education Market as part of Seller's product offering, subject to royalty payments to the third parties, including those programs identified as Third Party Courseware on Schedule 1.0.

         Tradename License shall mean the license of tradenames in substantially the form of Exhibit C hereto.

         Transferred Employees shall mean all employees of Seller as of the Closing Date.

2.  PURCHASE AND SALE OF THE PURCHASED PROPERTY.

         2.1 Transfer of Assets. Subject to the terms and conditions herein set forth, Seller shall sell, transfer or assign to Buyer, and Buyer shall purchase and acquire from Seller, on the Closing Date, all right, title, and interest of Seller in and to the Purchased Property. Seller shall retain sole and exclusive ownership and possession of the Excluded Property.

         2.2 Sale at Closing Date The sale, transfer, assignment, and delivery by Seller of the Purchased Property to Buyer, as herein provided, shall be effected on the Closing Date by means of a General Assignment, Bill of Sale, and Assumption Agreement substantially in the form of Exhibit A, the Assignment of Office Lease in the form of Exhibit B, the Tradename License substantially in the form of Exhibit C, and such other instruments of transfer and conveyance as Buyer may reasonably request Buyer shall pay all state and local sales, transfer, value-added, or other similar taxes, and all recording and filing fees that may be imposed by reason of the sale, transfer, assignment, and delivery of the Purchased Property Risk of loss to the Purchased Property shall pass from Seller to Buyer at the Closing.

         2.3 Subsequent Documentation. Seller shall, from time to time after the Closing Date, upon the reasonable request of Buyer and at the expense of Buyer, execute, acknowledge, and deliver, or cause to be executed, acknowledged, and delivered, all such further assignments, transfers, and conveyances as may be required for the better assigning, transferring, granting, conveying, and confirming to Buyer or its successors and assigns, or for aiding and assisting in collecting and reducing to possession, any or all of the Purchased Property or to otherwise effectuate the purposes of this Agreement.

         2.4 Limited Warranty. Seller warrants that it has good and marketable title to all Purchased Property and that its conveyance of the same to Buyer shall vest in Buyer good, marketable, and unencumbered title to all Purchased Property, except for the Assumed Liabilities.

         2.5 Education Market License. As an integral part of this Agreement, Seller and Buyer shall enter into the Education Market
License attached hereto as Exhibit D at the Closing.

3.  INTENTIONALLY OMITTED

4.  PURCHASE PRICE.

         4.1 Assumption of Liabilities. On the Closing Date, Buyer shall assume (and indemnify Seller against) the following liabilities and obligations of Seller (collectively the "Assumed Liabilities"):

         (a) Liabilities of the Seller relating to its business in the Education Market which are shown on the most recent balance sheet of Seller and/or are otherwise known to the Management Group, excepting the following which Seller shall retain (the "Retained Liabilities"): (i) indebtedness and obligations evidenced by certain debentures issued by Seller having a face principal amount of approximately $1.2 million;
(ii) any and all obligations and commitments of Seller to its shareholders or directors who are not members of the Management Group or Transferred Employees; and (iii) any other Liabilities of Seller of any kind.

         (b) Obligations to the existing installed base of Education Market customers for software support and maintenance arising before and after the Closing Date;

         (c) Royalties owed to third party licensors on account of (i) Seller's sublicensing of Third Party Courseware to its customers in the Education Market before the Closing Date; and (ii) Buyer's sublicensing of Third Party Courseware to its customers from and after the Closing Date, but specifically excluding Seller's sublicensing of Third Party Courseware to its customers after the Closing Date.

         (d) All liabilities of Seller with respect to Transferred Employees, including but not limited to accrued wages, accrued vacation, sick leave, employee reimbursements, and severance.

Except for the specific Assumed Liabilities identified above, Buyer shall not assume or in any way be responsible for any liabilities or obligations of Seller, and Seller shall continue to be solely liable for all of the Retained Liabilities and all other liabilities and obligations of Seller that are not specifically identified above as Assumed Liabilities.

         4.2 Cash Purchase Price. In addition to the assumption of the Assumed Liabilities, Buyer shall pay to Seller cash consideration ("Cash Consideration") in the amount of One Million Five Hundred Thousand Dollars ($1,500,000), payable at the Closing by (i) certified check payable to the order of Seller, or (ii) wire transfer of immediately available U. S. funds to an account that Seller designates.

         4.3 Option to Buy Out Royalty Obligations. At its option, Buyer may discharge the royalty obligations set forth in the Education Market License by paying to Seller, on the Closing Date, or within one
(1) year after the Closing Date, additional Cash Consideration of Three Million Five Hundred Thousand Dollars ($3,500,000) for a total Cash Consideration of Five Million Dollars ($5,000,000), in which event Buyer's licenses shall be fully paid up and perpetually exclusive in the Education Market; provided, however, that the exclusivity covenant and agreement of Buyer as set forth in Section 8.2 below shall continue so long as Seller does not materially breach the obligations of its exclusivity covenant and agreement set forth in Section 7.4 below and fail to cure any such breach within sixty (60) days after written notice from Buyer.

          4.4 Adjustment to Cash Consideration. In arriving at the Cash Consideration set forth in Section 4.2 above and the royalty payments set forth in the Education Market License (collectively, the "Purchase Price"), the parties have attempted to make a reasonable and good faith allocation of value between the assets and business being sold or transferred to Buyer under this Agreement (the "Sold Business") and the assets and business being retained by Seller (the "Retained Business"). However, neither party is entirely comfortable that the Purchase Price properly reflects the appropriate allocation of value between the Sold Business and the Retained Business. Therefore, Seller and Buyer hereby agree that the Purchase Price shall be adjusted as set forth below in the event there is an acquisition, merger, or sale of all or substantially all of the stock or assets (the "Acquisition") of the Sold Business or Retained Business within the time period set forth below:

         (a) In the event of an Acquisition of the Sold Business, Buyer or its successor shall have the option of discharging the royalty obligations set forth in the Education Market License by paying to Seller an amount equal to $3,500,000, which royalty discharge amount shall be paid within thirty (30) days after the closing of the Acquisition. In the event Buyer or its successor does not exercise the foregoing option, the royalty obligations set forth in the Education Market License shall be expressly assumed by the successor company in the Acquisition and continue in full force and effect against said successor.

         (b) In the event of an Acquisition of the Sold Business within two (2) years after the Closing Date, then, in addition to the payment of any royalty or royalty buyout under subsection (a) above, the Purchase Price shall be increased by an amount calculated as follows (the "Increased Amount") based upon the applicable percentage set forth below of the "Net Sold Business Acquisition Proceeds":

                                      Portion of Net Sold Business
Month of Sold Business Acquisition         Acquisition Proceeds
----------------------------------         --------------------
   1-12 months after Closing Date                10.00%
   13-16 months after Closing Date                7.50%
   17-20 months after Closing Date                5.00%
   21-24 months after Closing Date                2.50%
   25 or more months after Closing Date           0.00%

For purposes of this Agreement, "Net Sold Business Acquisition Proceeds" shall mean (a) the total cash consideration, plus the Fair Market Value of property or stock, received by Buyer or its shareholders as payment in the Sold Business Acquisition, less all commissions and out-of-pocket expenses of the Sold Business Acquisition, minus (b) the sum of (i) the Cash Consideration paid to date, (ii) the aggregate royalties paid to date under the Education Market License, Section 4.3 above, or subsection (a) above, and (iii) in the case of an asset sale, the debts and obligations owed to creditors of Buyer immediately prior to the Sold Business Acquisition. The Increased Amount of the Purchase Price shall be paid by Buyer to Seller within thirty (30) days after the closing of the Sold Business Acquisition. In the event the Net Sold Business Acquisition Proceeds are primarily property or stock, Buyer may elect to discharge all or any part of its obligations to pay the Increased Amount by conveying or transferring to Seller a portion of the property (or undivided interest therein) or stock received (the "Buyer's In-Kind Payment"), in which case the cash payment of the Increased Amount shall be reduced by the Fair Market Value (determined in the manner set forth in subsection (d) below) of the Buyer's In-Kind Payment.

         (c) In the event of an Acquisition of the Retained Business within two (2) years after the Closing Date, then notwithstanding the payment of any royalty or royalty buyout under subsection (a) above, the Purchase Price shall be decreased by an amount calculated as follows (the "Decreased Amount") based upon the applicable percentage set forth below of the "Net Retained Business Acquisition Proceeds":

                                      Portion of Net Sold Business
Month of Sold Business Acquisition         Acquisition Proceeds
----------------------------------         --------------------
  1-12 months after Closing Date                 10.00%
  13-16 months after Closing Date                 7.50%
  17-20 months after Closing Date                 5.00%
  21-24 months after Closing Date                 2.50%
  25 or more months after Closing Date            0.00%

For purposes of this Agreement, "Net Retained Business Acquisition Proceeds" shall mean (a) the total cash consideration, plus the Fair Market Value of property or stock, received by Seller or its Shareholders as payment in the Retained Business Acquisition, less all commissions and out-of-pocket expenses of the Retained Business Acquisition, minus (b) the sum of (i) Seller's shareholder indebtedness and Preferred Stock liquidation preferences as of the Closing Date, and
(ii) in the case of an asset sale, the debts and obligations owed to creditors of Seller immediately prior to the Retained Business Acquisition. The Decreased Amount of the Purchase Price shall be offset against the next royalties due by Buyer to Seller under the Education Market License. In the event the Net Retained Business Acquisition Proceeds are primarily property or stock, Seller may elect to discharge all or any part of its obligations to pay the Decreased Amount by conveying or transferring to Buyer a portion of the property (or undivided interest therein) or stock received (the "Seller's In-Kind Payment"), in which case the Decreased Amount, i.e., the amount of Buyer's credit or offset against royalties next due under the Education Market License, shall be reduced by the Fair Market Value (determined in the manner set forth in subsection (d) below) of the Seller's In-Kind Payment. In the event the Decreased Amount is greater than the royalties due by Buyer to Seller (e.g., Buyer has bought out the Education Market License pursuant to Section 4.3 above or subsection (a) above), Seller shall pay the Decreased Amount to Buyer in cash or Seller's In-Kind Payment, as the case may be.

         (d) For purposes of subsections (b) and (c) above, "Fair Market Value" shall be determined by agreement between Buyer and Seller; provided, however, that if Buyer and Seller cannot agree upon Fair Market Value by the Acquisition closing date, Buyer and Seller shall each appoint an appraiser qualified to value the property or stock received, and if the two appraisers so appointed cannot agree upon Fair Market Value within twenty (20) days after the Acquisition closing date, the two appraisers shall jointly select a third appraiser and the Fair Market Value shall be the average of the three appraisals.

5.  REPRESENTATIONS AND WARRANTIES OF SELLER,

    Seller hereby represents and warrants to Buyer:

         5.1 Corporate Organization. To Seller's Knowledge, Seller is a corporation duly organized, validly existing and in good standing under the laws of the state of Utah, and has all requisite corporate power and authority to own and lease its properties and assets and to conduct its business as now conducted.

         5.2 Qualification to Do Business. To Seller's Knowledge, Seller is duly qualified to do business as a foreign corporation and is in good standing in every jurisdiction where the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification necessary and which in the absence of such qualification would have a material adverse effect on the Business, taken as a whole.

         5.3 Authorization and Validity of Agreements. To Seller's Knowledge, Seller has all requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the performance of Seller's obligations hereunder have been duly authorized by all necessary corporate action by the Board of Directors, shareholders and debenture holders of Seller, and no other corporate proceedings on the part of Seller are necessary to authorize such execution, delivery, and performance. This Agreement has been duly executed by Seller and constitutes the valid and binding obligation of Seller enforceable against Seller in accordance with its terms except as the same may be limited by non-competition laws, restraint of trade laws, bankruptcy, insolvency, reorganization, or other laws relating to or generally affecting the enforceability of creditors' rights and except that the remedy of specific performance or similar equitable relief may be subject to equitable defenses and to the discretion of the court before which enforcement is sought.

         5.4 No Conflict or Violation. To Seller's Knowledge, the execution, delivery, and performance by Seller of this Agreement do not and will not violate or conflict with any provision of the Certificate or Articles of Incorporation or Bylaws of Seller, and do not and will not violate any provision of any agreement or instrument to which Seller is a party or by which it is bound, or of any law, order, judgment, or decree of any court or other governmental or regulatory authority, the consequences of which would have a material adverse effect on Seller, taken as a whole.

         5.5 Consents and Approvals.  To Seller's Knowledge, Schedule
5.5 sets forth a true and complete list of each material consent, waiver, authorization, or approval of the Government, or of any other Person, and each declaration to or filing or registration with the Government, that is required in connection with the execution and delivery of this Agreement by Seller, or the performance by Seller of its obligations hereunder. For the purposes of this Section 5.5, with respect to Contracts, "material consent, waiver, authorization, or approval" refers, except with respect to a Government Contract, to Sales Orders, Purchase Orders, and Other Contracts, in each individual case having a current value in excess of $100,000.

         5.6 Equipment. To Seller's Knowledge, (a) Schedule 5.6 sets forth, as of February 1, 1997, a complete and correct list of each item of Equipment; (b) except as set forth in Schedule 5.6, Seller has good title, free and clear of all title defects and Liens to the Equipment owned by it; (c) none of the title defects or Liens (if any) listed on
Schedule 5.6 materially adversely affects the value of any of the items of Equipment or materially interferes with its use in the conduct of the Business; (d) except as set forth in Schedule 5.6, Seller holds good and transferable leaseholds in all of the Equipment leased by it in each case under valid and enforceable leases; (e) Seller is not in material default with respect to any item of Equipment purported to be leased by it, and no event has occurred which constitutes or with due notice or lapse of time or both may constitute a default under any lease thereof.

         5.7 Accounts Receivable.  To Seller's Knowledge, (a) Schedule
5.7 sets forth, as of February 1, 1997, a complete and correct list of the Accounts Receivable; and (b) except as set forth in Schedule 5.7, such Accounts Receivable are not subject to any Liens, counterclaims or set-offs, other than amounts deductible as commissions or other amounts payable to distributors or sales representatives in connection with the licensing or sale of the Licensed Programs in the usual course of the Business. Any collections made by Seller on or after the Closing Date, shall be for the account of Buyer, and all such collections shall be promptly remitted to Buyer. Notwithstanding anything in this Agreement to the contrary, Seller makes no representation or warranty whatsoever as to the collectibility of the Accounts Receivable.

         5.8 Government Contracts and Sales Orders.  To Seller's
Knowledge, (a) Schedule 5.8 sets forth, as of February 1, 1997, a complete and correct list of the Government Contracts and Sales Orders of the Business; and (b) except as set forth in Schedule 5.8, Seller has good title, free and clear of all Liens on such Government Contracts and Sales Orders.

         5.9 Licensed Programs and Third Party Courseware. To Seller's Knowledge, Seller owns or has the right to license the Licensed Programs and Third Party Courseware in accordance with the Education Market License. To Seller's Knowledge, as of the date hereof, (a) there are no actual or threatened claims that Seller's use, licensing, and distribution of Licensed Programs or Third Party Courseware constitutes a violation of the intellectual property rights of third parties; (b) Seller's interest in the Licensed Programs and Third Party Courseware is free of Liens; and (c) Seller (i) is not in material breach of its obligations under agreements relating to Third Party Courseware, (ii) has not received written notice of such material breach by third party developers, and (iii) is not aware of any events or circumstances occurring prior to the date hereof which would constitute a material breach under the Third Party Courseware agreements.

         5.10 Tax Matters. Except as set forth in Schedule 5.10, to Seller's Knowledge, Seller has timely filed all tax returns and paid the taxes due and required to be filed and paid in respect of the Business by any applicable Tax law and where the failure to do so would have a material adverse effect on the Business and the Purchased Property.

         5.11 Litigation. Except as set forth in Schedule 5.11, to Seller's Knowledge, there are no actions, suits, or proceedings pending or threatened, which, individually or in the aggregate, would have a material adverse effect on the business or financial condition of Seller, or which could delay or prevent the consummation of, or impair the ability of, Seller to consummate the transactions contemplated hereby.

         5.12 Disclaimer.  Except for the warranty of title set forth in
Section 2.4 above, SELLER MAKES NO WARRANTY, EXPRESS OR IMPLIED, EXCEPT AS SPECIFICALLY SET FORTH IN THIS AGREEMENT, AND HEREBY DISCLAIMS AND EXCLUDES ALL WARRANTIES, WHETHER EXPRESS OR IMPLIED, INCLUDING ANY AND ALL WARRANTIES OF MERCHANTABILITY, SUITABILITY, OR FITNESS FOR A PARTICULAR PURPOSE, OR NONINFRINGEMENT, OR QUALITY, WITH RESPECT TO THE PURCHASED PROPERTY OR ANY PART THEREOF, OR THE BUSINESS, OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT, IT BEING UNDERSTOOD THAT EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, THE PURCHASED PROPERTY AND THE BUSINESS ARE TO BE CONVEYED "AS IS, WHERE IS" ON THE CLOSING DATE, AND BUYER SHALL RELY UPON ITS OWN EXAMINATION THEREOF.

         5.13 Finder's Fees. Seller warrants and represents it has not retained any finder, broker or financial advisor in connection with the transactions contemplated by this Agreement.

6.  REPRESENTATIONS AND WARRANTIES OF BUYER.

         Buyer hereby represents and warrants to Seller:

         6.1 Organization and Qualification. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Utah, has all requisite corporate power and authority to own and lease all of its properties and assets and to conduct its business as now conducted, and is duly qualified to do business as a foreign corporation and is in good standing in every jurisdiction where the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification necessary and which in the absence of such qualification would have a material adverse effect on the Business, taken as a whole.

         6.2 Authorization and Validity of Agreements. Buyer has the requisite corporate power and authority to enter into this Agreement and to incur and perform its obligations hereunder. The execution, delivery, and performance by Buyer of this Agreement have been duly authorized by all necessary corporate action on the part of Buyer, and this Agreement constitutes a valid, legal and binding obligation of Buyer, enforceable in accordance with its terms, except as the same may be limited by non-competition laws, restraint of trade laws, bankruptcy, insolvency, reorganization, or other laws relating to or generally affecting the enforceability of creditors' rights and except that the remedy of specific performance or similar equitable relief may be subject to equitable defenses and to the discretion of the court before which enforcement is sought.

         6.3 Consents and Approvals. To Buyer's knowledge, the execution, delivery, and performance of this Agreement on behalf of Buyer does not require the consent or approval of, or filing with, any government, governmental body, or agency or other entity or person except (i) as provided in Section 9.3 with respect to the assignment, novation, subleasing, or subcontracting of certain Contracts, and the transfer of certain Bids, and (ii) such consents, approvals, and filings, of which the failure to obtain or make would not, individually or in the aggregate, have a material adverse effect on the business or financial condition of Buyer, or impair the ability of Buyer to consummate the transactions contemplated hereby.

         6.4 No Conflict or Violation. The execution, delivery, and performance by Buyer of this Agreement do not and will not violate or conflict with any provision of the Articles of Incorporation or Bylaws of Buyer, and do not and will not violate any provision of any agreement or instrument to which Buyer is a party or by which it is bound, or of any law, order, judgment, or decree of any court or other governmental or regulatory authority to which Buyer is subject, the consequences of which would have a material adverse effect on Buyer, taken as a whole.

         6.5 Litigation. Except as set forth in Schedule 5.11, to Buyer's knowledge there are no actions, suits, or proceedings pending or threatened which, individually or in the aggregate, would have a material adverse effect on the business or financial condition of Buyer, or which could delay or prevent the consummation of, or impair the ability of, Buyer to consummate the transactions contemplated hereby.

         6.6 Finder's Fees. Buyer warrants and represents it has not retained any finder, broker or financial advisor in connection with the transactions contemplated by this Agreement.

7.  COVENANTS OF SELLER.

         Seller covenants as follows:

         7.1 Consents and Approvals. Seller shall: (a) use its commercially reasonable efforts to obtain all material consents, waivers, authorizations, and approvals of the Government and of all other Persons required in connection with the execution, delivery, and performance by it of this Agreement, and (b) shall diligently cooperate with Buyer in preparing and filing all documents required to be submitted by Buyer to the Government in connection with such transactions and in obtaining any consents, waivers, authorizations, or approvals of the Government which may be required to be obtained by Buyer in connection with such transactions (which cooperation shall include, without limitation, timely furnishing to Buyer all information concerning the Business which counsel to Buyer reasonably determines is required to be included in such documents or would be helpful in obtaining any such required consent, waiver, authorization or approval).

         7.2 Further Assurances. Upon the request of Buyer at any time after the Closing Date, Seller, at Buyer's expense, will execute and deliver such further instruments of assignment, transfer, conveyance, endorsement, direction, or authorization and other documents as Buyer may reasonably request in order to perfect title of Buyer and its successors and assigns to the Purchased Property or otherwise to effectuate the purposes of this Agreement.

         7.3 Commercially Reasonable Efforts. Upon the terms and subject to the conditions of this Agreement, Seller will use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable consistent with applicable law to consummate and make effective in the most expeditious manner practicable the transactions contemplated hereby.

         7.4 Covenant of Education Market Exclusivity. During the Exclusivity Period, Buyer shall have exclusive rights to exploit the Licensed Programs, Third Party Courseware (as to which exclusivity will apply as between Buyer and Seller--or parties acting on behalf of Seller--and not with respect to any other third parties), and Licensee Derivative Works, directly or through third parties, in the Education Market, including the exclusive right to market, sell, distribute, and sublicense the Licensed Programs, Third Party Courseware and Licensee Derivative Works to individual end-users through the institutional channels defined in the Education Market. During the Exclusivity Period, Seller covenants that it shall not market, sell, distribute, or sublicense Licensed Programs, Third Party Courseware, or Licensor Derivative Works (as defined in the Education Market License), directly or through third parties, to the Education Market (nor will Licensor license development engines or tools to third parties to use in developing products for the Education market). The foregoing covenants and restrictions do not apply to new products or new services (i.e, not Licensor Programs, Third Party Courseware, or Licensor Derivative Works) offered by Seller. The foregoing covenants and restrictions will apply to all successors and assigns of Seller, and to all third parties claiming by, through or under Seller. Inadvertent or incidental sales of the Licensed Programs, Third Party Courseware or Licensor Derivative Works to end users of the Education Market will not be considered a material breach of the foregoing covenant and agreement so long as the sales occur through an Internet or retail distribution channel and result from general marketing activities or catalogs that are not substantially directed or targeted at educators or educational institutions in the Education Market.

         7.5 Exclusive Use of Product Names. To the fullest extent allowed by law, Seller shall grant to Buyer an exclusive, perpetual, worldwide, fully paid-up license to use all tradenames and logos embodied in or associated with the Licensed Programs and Third Party Courseware (the "Licensed Tradenames"), which Licensed Tradenames are listed on Schedule 7.5 attached hereto. To the extent Seller does not have the right or power to grant an "exclusive" license for Licensed Tradenames of Third Party Courseware, the foregoing license shall be exclusive as between Seller and Buyer. In any event, Seller shall not use in any product name, or grant any licenses to any third party to use, the Licensed Tradenames. Seller shall develop and use new names for Licensed Products, Third Party Courseware, and Licensor Derivative Works distributed into the Home Market; provided, that (a) Seller shall not use a new product name that combines an existing product name (or one that is confusingly similar to an existing product name) with some special designation such as "Home Edition" or "Family Edition" or "Personal Edition" or "New and Improved"; (b) Seller shall not use "Wasatch" or "Wasatch Education" in its new product name. In all events, Seller may continue to use "Wasatch Education Systems Corporation" as its corporate name, including the following variations thereof: "Wasatch", "Wasatch Education", and "Wasatch Education Systems" (collectively, the "Corporate Name"), display the Corporate Name (but not the "Wasatch" logo) prominently, and refer to the Corporate Name as the development origin of the products it offers in the Home Market. In the event Seller introduces a "networked product" for the Home Market during the Exclusivity Period, Seller shall (a) provide Buyer at least 3 months' prior written notice of the anticipated release date; and (b) label the "networked product" as follows: "Not Intended for School Use".

8.  COVENANTS OF BUYER.

         8.1 Consents and Approvals. Buyer shall: (a) use its commercially reasonable efforts to obtain all material consents, waivers, authorizations, and approvals of the Government and of all other Persons required in connection with the execution, delivery, and performance by it of this Agreement, and (b) shall diligently cooperate with Seller in preparing and filing all documents required to be submitted by Seller to the Government in connection with such transactions and in obtaining any consents, waivers, authorizations, or approvals of the Government which may be required to be obtained by Buyer in connection with such transactions (which cooperation shall include, without limitation, timely furnishing to Seller all information concerning the Business which counsel to Buyer reasonably determines is required to be included in such documents or would be helpful in obtaining any such required consent, waiver, authorization or approval).

         8.2 Covenant of Home Market Exclusivity. During the Royalty Period, Seller shall have exclusive rights to exploit the Licensed Programs, Third Party Courseware, and Licensor Derivative Works, directly or through third parties, in the Home Market. During the Royalty Period, Buyer covenants that it will not market, sell, distribute, or sublicense Licensed Programs, Third Party Courseware, or Licensee Derivative Works, directly or through third parties, to the Home Market. The foregoing covenants and restrictions do not apply to new products or new services (i.e, not Licensee Derivative Works) offered by Buyer. The foregoing covenants and restrictions will apply to all successors and assigns of Buyer, and to all third parties claiming by, through or under Buyer. Inadvertent or incidental sales of the Licensed Programs, Third Party Courseware or Licensee Derivative Works to end users of the Home Market will not be considered a material breach of the foregoing covenant and agreement so long as the sales occur through Education Market distribution channels.

         8.3 Payment of Finder's Fees. Buyer shall be solely and exclusively liable to any Person(s) claiming any fee, commission, or compensation related to, based on, or due in connection with the transactions hereby contemplated, provided the Person(s) were contacted or retained by Buyer. Buyer hereby agrees to defend, indemnify, and hold Seller harmless from and against any and all liability for such commission, fee, or other compensation claimed by any such Person(s) in connection with these transactions.

         8.4 Transition Support and Services. At the Closing, Buyer shall deliver to Seller copies of all source code and object code with respect to the Licensed Programs and Third Party Courseware, together with copies of scripts, functional specifications, design documents, story boards, programming notes and other documentation relating to the foregoing; provided however, that Buyer's obligations shall be limited to materials which presently exist and are within the possession or control of Buyer. For a period of six (6) months after the Closing Date, Buyer shall provide to Seller technical assistance on a "commercially reasonable efforts, as available" basis to support Seller's use of the Licensed Programs and development of Seller Derivative Works of the Licensed Programs. This support shall consist of timely telephone, fax, or e-mail responses to specific questions of Seller relating to the code or documentation of the Licensed Programs that can be readily answered by Buyer without the need for substantial research or analysis on the part of Buyer; provided, however, that this support shall in no event require more than 10 man-hours of Buyer's employees' time per month. At the Closing, Buyer shall deliver to Seller copies of all Files and Records of Seller, which are in Buyer's possession, in hard copy or magnetic format relating to the Education Market and/or the Licensed Programs and Third Party Courseware which might assist Seller in continuing its business in an orderly and efficient manner. In particular, Buyer shall provide to Seller, for a period of twelve (12) months after the Closing Date, accounting assistance on a "commercially reasonable efforts, as available" basis to support Seller's ownership and use of the capitalized development, net operating losses, and other tax benefits which remain with Seller, provided, however, that this support shall in no event require more than 10 man-hours of Buyer's employees' time per month. Seller shall hold all such material and information confidential, not disclose it to third parties except under appropriate Non-Disclosure Agreements (in form reasonably acceptable to Buyer), and use it solely for its own internal purposes in connection with its business in the Home Market.

9.  JOINT COVENANTS.

         9.1 Assignment of Contracts.

        (a) At the Closing and effective as of the Closing Date, Seller shall assign to Buyer all of its rights under the Contracts. Notwithstanding the foregoing, no Contract shall be assigned contrary to law or the terms of such Contract and, with respect to Contracts that cannot be assigned or novated to Buyer at the Closing Date, the performance obligations of Seller thereunder shall, unless not permitted by such Contract, be deemed to be subleased or subcontracted to Buyer until such Contract has been assigned or novated. Buyer shall assist Seller in obtaining any necessary approvals to such subleases and subcontracts. Seller shall use commercially reasonable efforts, at Buyer's expense, to obtain all necessary consents and Buyer shall take all necessary actions to perform and complete all Contracts in accordance with their terms if neither assignment, novation, subleasing, nor subcontracting is permitted by the other party, and Seller shall pay over to Buyer any amounts received by Seller after the Closing Date as a result of performance by Buyer of such Contracts net of any costs incurred by Seller in order to: (i) assign those contracts, or (ii) perform those contracts, but only in the event that (A) Buyer requests in writing for Seller to perform the contract(s); or (B) Buyer fails to perform the contract(s), the other party makes demand upon Seller to perform the contract(s), Seller promptly conveys such demand to Buyer, and Buyer continues to fail or refuse performance.

         (b) At the Closing and effective as of the Closing Date, all Bids shall be transferred to Buyer to the extent permitted by law. Buyer and Seller shall work together and use their best efforts to preserve such Bids and to facilitate award thereon consistent with applicable laws and regulations.

         9.2 Audits. Following the Closing Date, each party shall cooperate reasonably with the other in connection with any audit or review by the Internal Revenue Service, state taxation authorities, or any other governmental authority or other party with respect to the Business.

         9.3 Novation of Government Contracts. Buyer and Seller shall use their best efforts to cooperate and obtain any necessary novation agreements of all Contracts requiring novation.

10.  TRANSFERRED EMPLOYEES.

         10.1 Transfer of Employees. Set forth in Schedule 10 is a list of employees of the Business to whom Buyer will make offers of employment, effective as of the Closing Date, comparable to each such employee's then-current position. Any employee who accepts such offer and becomes an employee of Buyer shall be considered a Transferred Employee. Buyer hereby assumes (effective as of the Closing Date) the Liabilities associated with the termination of the employment with Seller of (i) Barbara Morris, Carol Hamil, and Ralph Brown under Seller's employment arrangements with each such person, including, without limitation, severance payments (collectively, "Management Severance"), and (ii) the Transferred Employees, including, without limitation, any Liability with respect to accrued wages, accrued vacation, sick leave, employee reimbursements, and severance, if any, payable to such employees by reason of termination of employment with Seller. Except with respect to the hiring of Transferred Employees on terms consistent with the offers required to be made under provisions of this Section 10, Buyer has no obligation to hire any former or current employees of Seller. Buyer agrees to defend, indemnify, and hold Seller harmless from and against any claims or liability for severance and Management Severance, respectively, arising out of such employment termination actions. Buyer's indemnification obligation with respect to Assumed Liabilities for Management Severance shall be satisfied by delivering to Seller at the Closing Mutual General Releases in the form of Exhibit E attached hereto, signed by each member of the Management Team. In the event the transactions contemplated by this Agreement are not consummated, the Mutual General Release shall not be effective.

         10.2 401(k) Plan. Seller has previously adopted a 401(k) salary deferral plan (the "Plan") covering substantially all of Seller's employees, under which Prudential, Inc. is the Plan Administrator, and certain members of the Management Group and Transferred Employees are Plan Trustees. Seller has made no contributions to the Plan and represents that there are no unfunded obligations relating to the Plan. Pursuant to Section 10.1 above, the Transferred Employees (who make up all or substantially all of Seller's current employees) are being transferred to Buyer in connection with the Closing of this transaction. It is the intention of the parties that sponsorship of the Plan be transferred from Seller to Buyer in a manner that preserves to the Management Group and Transferred Employees their present benefits under the Plan without termination, interruption or adverse tax consequences to the Plan Sponsor or Plan Participants. Seller and Buyer hereby agree to cooperate with each other and to take all actions necessary or appropriate to transfer sponsorship of the Plan from Seller to Buyer as soon as practicable after the Closing. Seller agrees to pay all administrative expenses incurred on behalf of the Plan prior to the Closing Date, and Buyer shall pay all administrative expenses of the Plan incurred after the Closing Date. Buyer shall pay all third party expenses related to transferring sponsorship of the Plan from Seller to Buyer.


11.  TAXES.

         Seller and Buyer hereby covenant and agree as follows:

         11.1 Taxes. Seller shall be responsible for the preparation and filing of all required tax returns of Seller and shall be liable for the payment of any and all Taxes imposed on Seller with respect to the Business relating to all periods through the Closing Date, except as otherwise provided pursuant to the proration provisions of Section 11.2 hereof. Buyer shall be responsible to prepare and file any and all required tax returns and shall be liable for the payment of any and all Taxes imposed on the operations of the Business relating to any and all periods after the Closing Date except as otherwise provided pursuant to the proration provisions of Section 11.2 hereof.

         11.2 Proration of Taxes. All real and personal property taxes with respect to the tangible assets of the Business being transferred to Buyer pursuant to this Agreement shall be assumed and paid by Buyer.
All sales and use taxes and payroll taxes with respect to the Business being transferred to Buyer pursuant to this Agreement shall be prorated based on the period to which they relate. Seller shall be responsible for all such taxes allocable to all times including and prior to the Closing Date (except for any sales tax imposed on the transfer of the Purchased Property) and Buyer shall be responsible for reporting and paying the sales tax imposed on the transfer of the Purchased Property and for all taxes allocable to all times after the Closing Date. Following the Closing Date, each party shall, upon request of the other party, promptly reimburse the other party (a) for any such taxes or other expenses for which said party is responsible but have been paid by the other party, and (b) for collections made by one party on behalf of the other party.

         11.3 Cooperation on Tax Matters. Buyer and Seller agree to furnish or cause to be furnished to each other, as promptly as practicable, such information and assistance relating to the Business as is reasonably necessary for the preparation and filing of any return, claim for refund, or other required or optional filings relating to tax matters, for the preparation for and proof of facts during any tax audit, for the preparation for any tax protest, for the prosecution or defense of any suit or other proceeding relating to tax matters and for the answer to any governmental or regulatory inquiry relating to tax matters.

         11.4 Allocation of Purchase Price and Purchase Price Allocation
Forms.

         (a) Buyer shall, as promptly as practicable after the Closing Date, submit to Seller a statement of Buyer's allocation of the Purchase Price to the different items of Purchased Property (the "Allocation Statement"). The Allocation Statement shall be binding and conclusive upon the parties hereto unless Seller objects in writing to any item or items shown on the Allocation Statement within sixty (60) Business Days after delivery thereof to Seller. If Buyer and Seller shall be unable to resolve any dispute with regard to the Allocation Statement within sixty (60) Business Days after delivery of Seller's written objections, the matter or matters in dispute shall be submitted (at the 50/50 expense of Seller and Buyer) to an Independent Accounting Firm selected by the mutual agreement of the parties. The decision of the Independent Accounting Firm shall be conclusive and binding upon Buyer and Seller.

         (b) Promptly after the Closing Date (but not before a resolution of all disputes, if any, with regard to the Allocation Statement), Buyer's accountants shall prepare, in consultation with Seller or Seller's Accountants, those statements or forms (including Form 8594 if available) required by Section 1060 of the Code and the regulations promulgated thereunder with respect to the allocation of the Purchase Price. Such statements or forms shall be prepared consistently with the allocation of Purchase Price. Such statements or forms shall be filed by the parties with their respective federal income tax returns as required by Section 1060 of the Code and the regulations promulgated thereunder and each party shall provide the other party with a copy of such statement or form as filed.

         11.5 Tax Refunds. The party who is liable for the reporting and payment of any Tax in respect of the Business as allocated in
Section 11.1 and Section 11.2shall be entitled to any refund made with respect thereto.

12.  INDEMNIFICATION.

         12.1 Indemnification by Seller. Notwithstanding the Closing or the delivery of the Purchased Property, Seller shall indemnify and agrees to fully defend, save, and hold Buyer and its respective directors, officers, and employees (the "Buyer Indemnitees"), harmless if any Buyer Indemnitee shall at any time or from time to time suffer any damage, liability, loss, cost, expense (including reasonable attorneys' fees), deficiency, interest, penalty, assessment, or fine (collectively, "Losses") arising out of, or resulting from, or shall pay or become obligated to pay any sum on account of, any and all of Seller's Events of Breach; provided however, that (i) the indemnification provided by this Section 12.1 does not include or cover consequential damages, excepting those related to violations of Seller's covenants set forth in Section 7.4 above, (ii) Seller's indemnification obligation hereunder for all Losses on account of Seller's Events of Breach, in the aggregate, shall not exceed the Cash Consideration received by Seller for the Purchased Property; (iii) Seller shall have no obligation under this Section 12.1 with respect to any individual Loss by a Buyer Indemnitee that is less than, or reasonably can be anticipated to be less than, $25,000 (the "Threshold"), except that the Threshold shall not apply with respect to any individual Loss sustained or incurred by a Buyer Indemnitee by reason of any acts of fraud committed by or on behalf of Seller. As used herein, "Seller's Events of Breach" shall mean any one or more of the following:

         (a) any untruth or inaccuracy in any representation of Seller or the breach of any warranty of Seller contained in this Agreement;

         (b) any failure of Seller to duly perform or observe any term, provision, covenant, agreement, or condition in this Agreement on the part of Seller to be performed or observed by Seller, except as shall have been waived by Buyer in writing;

         (c) any claim or cause of action by any party against any Buyer Indemnitee with respect to the Retained Liabilities; and

         (d) any claim, cause of action, or liability asserted against any Buyer Indemnitee with respect to Seller's operation of its business, arising out of facts occurring from and after the Closing.

         12.2 Procedures for Indemnification by Seller. If a Seller's Event of Breach occurs or is alleged and a Buyer Indemnitee asserts that Seller has become obligated to such Buyer Indemnitee pursuant to Section 12.1, or if any suit, action, investigation, claim, or proceeding is begun, made, or instituted as a result of which Seller may become obligated to a Buyer Indemnitee hereunder, such Buyer Indemnitee shall give prompt written notice thereof to Seller. Seller agrees to defend, contest, or otherwise protect Buyer Indemnitee against any such suit, action, investigation, claim, or proceeding at Seller's sole cost and expense. Buyer Indemnitee shall have the right, but not the obligation, to participate at its own expense in the defense thereof by counsel of Buyer Indemnitee's choice and shall in any event cooperate with and assist Seller to the extent reasonably possible. If Seller fails timely to defend, contest, or otherwise protect Buyer Indemnitee against any such suit, action, investigation, claim, or proceeding, Buyer Indemnitee shall have the right to do so, including, without limitation, the right to make any reasonable compromise or settlement thereof, and Buyer Indemnitee shall be entitled to recover the entire cost thereof from Seller, including, without limitation, reasonable attorneys' fees, disbursements, and amounts paid as the result of such suit, action, investigation, claim, or proceeding.

         12.3 Indemnification by Buyer. Notwithstanding the Closing or the delivery of the Purchased Property, Buyer shall indemnify and agrees to fully defend, save, and hold Seller and its Affiliates and their respective directors, officers, and employees (the "Seller Indemnitees"), harmless if any Seller Indemnitee shall at any time or from time to time suffer any Losses arising out of, or resulting from, or shall pay or become obligated to pay any sum on account of, any and all of Buyer's Events of Breach; provided however, that (i) the indemnification provided by this Section 12.3 does not include or cover consequential damages, excepting those related to violations of the covenants set forth in Section 8.2 above; (ii) Buyer's indemnification obligation hereunder for all Losses on account of Buyer's Events of Breach, in the aggregate, shall not exceed the Cash Consideration paid for the Purchased Property; (iii) Buyer shall have no obligation under this Section 12.3 with respect to any individual Loss by a Seller Indemnitee that is less than, or reasonably can be anticipated to be less than, $25,000 (the "Threshold"), except that the Threshold shall not apply with respect to any individual Loss sustained or incurred by a Seller Indemnitee by reason of any acts of fraud committed by or on behalf of Buyer. As used herein, "Buyer's Events of Breach" shall mean any one or more of the following:

         (a) any untruth or inaccuracy in any representation of Buyer or the breach of any warranty of Buyer contained in this Agreement,

         (b) any failure of Buyer to duly perform or observe any term, provision, covenant, agreement, or condition in this Agreement on the part of Buyer to be performed or observed by Buyer, except as shall have been waived by Seller in writing;

         (c) any claim or cause of action by any party against any Seller Indemnitee with respect to the Assumed Liabilities; and

         (d) any claim, cause of action, or liability asserted against any Seller Indemnitee with respect to Buyer's operation of its business, including Buyer's operation of the Business arising out of facts occurring from and after the Closing.

          12.4 Procedures for Indemnification by Buyer. If a Buyer's Event of Breach occurs or is alleged and a Seller Indemnitee asserts that Buyer has become obligated to such Seller Indemnitee pursuant to
Section 12.3, or if any suit, action, investigation, claim, or proceeding is begun, made, or instituted as a result of which Buyer may become obligated to a Seller Indemnitee hereunder, such Seller Indemnitee shall give prompt written notice thereof to Buyer. Buyer agrees to defend, contest, or otherwise protect Seller Indemnitee against any such suit, action, investigation, claim, or proceeding at Buyer's sole cost and expense. Seller Indemnitee shall have the right, but not the obligation, to participate at its own expense in the defense thereof by counsel of Seller Indemnitee's choice and shall in any event cooperate with and assist Buyer to the extent reasonably possible. If Buyer fails timely to defend, contest, or otherwise protect Seller Indemnitee against any such suit, action, investigation, claim, or proceeding, Seller Indemnitee shall have the right to do so, including, without limitation, the right to make any reasonable compromise or settlement thereof, and Seller Indemnitee shall be entitled to recover the entire cost thereof from Buyer, including, without limitation, reasonable attorneys' fees, disbursements, and amounts paid as the result of such suit, action, investigation, claim, or proceeding.


13.  MISCELLANEOUS

         13.1 Entire Agreement. This Agreement contains the entire understanding between the parties hereto with respect to the transactions contemplated hereby and supersedes and replaces all prior and contemporaneous agreements and understandings, oral or written, with regard to such transactions. All schedules hereto and any documents and instruments delivered pursuant to any provision hereof are expressly made a part of this Agreement as fully as though completely set forth herein.

         13.2 Governing Law: Jurisdiction. This Agreement shall be construed, performed, and enforced in accordance with, and governed by, the internal laws of the State of Utah, without giving effect to the principles of conflicts of laws thereof. Each party agrees that the state and federal courts situated in the City and County of Salt Lake, shall have exclusive jurisdiction of any and all disputes concerning the interpretation or enforcement of this Agreement, and accordingly, hereby irrevocably: (a) consents to the jurisdiction of such courts and (b) waives its right to trial by jury in any proceeding brought in such courts in connection with this Agreement or the transactions contemplated hereby.

         13.3 Expenses. Each of the parties hereto shall pay its own expenses in connection with this Agreement and the transactions contemplated hereby, including, without limitation, any legal and accounting fees, whether or not the transactions contemplated hereby are consummated. The fees of Fenwick & West LLP incurred after July 1, 1996, and prior to February 5, 1997, with respect to work requested by the principals of Buyer, shall be assumed and paid by Buyer.

         13.4 Force Majeure. Neither party shall be liable for any failure of or delay in the performance of this Agreement for the period that such failure or delay is due to acts of God, public enemy, civil war, strikes or labor disputes, or any other cause beyond the parties' reasonable control. Each party agrees to notify the other party promptly of the occurrence of any such cause and to carry out this Agreement as promptly as practicable after such cause is terminated.

         13.5 Severability. In the event that any part of this Agreement is declared by any court or other judicial or administrative body to be null, void, or unenforceable, said provision shall survive to the extent it is not so declared, and all of the other provisions of this Agreement shall remain in full force and effect.

         13.6 Survival of Certain Provisions. Each of the representations and warranties made by the respective parties hereto shall be deemed represented and made by each such party at the Closing as if made at such time and shall survive the Closing for a period terminating on the later of (a) the first anniversary of the Closing Date, and (b) with respect to claims asserted pursuant to Section 12, if the claim is asserted before the expiration of the survival period of the applicable representation or warranty, on the date such claim is finally liquidated or otherwise resolved. Notwithstanding anything to the contrary in this Agreement, a party shall not be deemed to have breached a representation or warranty hereunder if the party to whom such representation or warranty was made was aware, at or prior to the Closing, of the facts and circumstances such party asserts as constituting such breach.

         13.7 Notices. Any notice or communication required or permitted by this Agreement shall be in writing and shall be delivered as follows: (i) by personal delivery to the party to whom the notice is to be given, (ii) by overnight delivery service, (iii) by prepaid registered or certified mail, return receipt requested, or (iv) by facsimile. Except for notice of a party's change of address, which shall be effective only upon actual receipt, a notice or communication shall be effective (a) in the case of personal service, upon receipt by the party, (b) by overnight delivery, one (1) day after placing the notice of communication in the care of the delivery service as confirmed by the receipt provided by such service, (c) by registered or certified mail, five (5) days after mailing, as confirmed by the date on the receipt provided by the postal service, and (d) by facsimile transmission, upon transmission as confirmed by telephone that such notice or communication has been received in legible form. All notices or other communications shall be sent to the recipient at the address listed below (or such other address that the receiving party may have provided for the purpose of receiving notices and other communications in accordance with this Section 13.7):

If to the Seller:

   Wasatch Education Systems Corporation
   c/o Technology Funding, Inc.
   2000 Alameda de las Pulgas
   San Mateo, CA 94403
   Attention: Greg George

   Fax: (415) 341-1400

with copy to:

   Carolyn Poe
   c/o Technology Funding, Inc.
   2000 Alameda de las Pulgas
   San Mateo, CA 94403

   Jeff Keimer
   Unison Capital Group
   702 Marshall Street, Suite 401
   Redwood City, CA 94063

If to Buyer:

   Wasatch Interactive Learning Corporation
   5250 South 300 West, Suite 101
   Salt Lake City, UT 84107
   Attention: Ralph Brown

   Fax: (801) 269-1509


with copy to:

   Neal B. Christensen, P.C.
   20853 S. E. 123rd Street
   Issaquah, WA 98027

   Fax:  (206) 235-9170

         13.8 Amendments, Waivers. This Agreement may be amended or modified, and any of the terms, covenants, representations, warranties, or conditions hereof may be waived, only by a written instrument executed by the parties hereto, or in the case of a waiver, by the party waiving compliance. Any waiver by any party of any condition, or of the breach of any provision, term, covenant, representation, or warranty contained in this Agreement, in any one or more instances, shall not be deemed to be nor construed as further or continuing waiver of any such condition, or of the breach of any other provision, term, covenant, representation, or warranty of this Agreement. All rights shall be cumulative and non-exclusive and shall survive the termination of this Agreement for the period of the applicable statute of limitations.

         13.9 Public Announcements. The parties shall negotiate in good faith a joint press release or announcement to be released after the Closing. If any such announcement or other disclosure is required by law, the disclosing party agrees to provide the nondisclosing party with prior notice and an opportunity to comment on the proposed disclosure.

         13.10 Parties in Interest. Nothing in this Agreement is intended to confer any rights or remedies under or by reason of this Agreement on any persons other than Seller and Buyer and their respective successors and permitted assigns. Nothing in this Agreement is intended to relieve or discharge the obligations or liability of any third persons to Seller or Buyer. No provision of this Agreement shall give any third persons any right of subrogation or action over or against Seller or Buyer.

         13.11 Section and Paragraph Headings. The section and paragraph headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

         13.12 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute the same instrument.


          [remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized on the date first written above.

 SELLER:                            BUYER:
 WASATCH EDUCATION SYSTEMS          WASATCH INTERACTIVE
 CORPORATION, a Utah Corporation    LEARNING CORPORATION, a Utah
Corporation.

 By /s/Gregory T. George            By /s/Barbara Morris
 -----------------------            --------------------
   Gregory T. George                  Barbara Morris,
   President                          Director

Date Signed: February 7, 1997       Date Signed: February 7, 1997